FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2020

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Other news

 Item 1

OTHER NEWS

Subject: Disclosure under Indian Listing Regulations

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

The Bank has made the below announcement to the Indian stock exchanges:

This has reference to our earlier letter dated July 5, 2020, wherein we had informed that a meeting of the Board of Directors (“Board”) of ICICI Bank Limited (“Bank”) is scheduled on Wednesday, July 8, 2020, inter alia, to discuss and consider the proposal of raising funds by issue of equity shares and / or other equity linked securities (such equity shares and / or other equity linked securities are hereinafter collectively referred to as “Securities”), through permissible mode(s) including but not limited to a private placement, preferential issue, qualified institutions placement, further public offer, etc., or any combination thereof, subject to shareholders’ approval and regulatory and other approvals as may be required.

In this connection, please note that the Board, at its meeting held today, has approved raising of funds for an amount aggregating up to ₹ 150 billion (Rupees One hundred and fifty billion), in one or more tranches, on such terms and conditions as it may deem fit, by way of issuance of Securities, through one or more permissible mode(s) including but not limited to a private placement, preferential issue, qualified institutions placement, follow-on public offering or a combination thereof, subject to shareholders’ approval through a postal ballot process and regulatory and other approvals, as may be required under applicable law.

In order to give effect to the above, the Board has constituted and authorized Issuance Committee of the Board to, inter alia, decide the terms and conditions of the proposed fund raise.

The Board meeting commenced at 4:30 PM and concluded at 5:47 PM.

We request you to kindly take this in your record.

This announcement is not an offer of securities for sale in the United States. Any securities referred to herein have not been and will not be registered under the United States Securities Act of 1933, as amended (the “Securities Act”) or any United States state securities laws, and may not be offered or sold in the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and in accordance with any applicable United States state securities laws. There is no intention to register any securities referred to herein in the United States or to make a public offering of the securities in the United States.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	July 8, 2020	By:	/s/ Vivek Ranjan
			Name:	Vivek Ranjan
			Title:	Chief Manager